TEADS B.V.

August 26, 2021

Via EDGAR

Securities and Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Abe Friedman, Theresa Brillant, Charlie Guidry and Lilyanna Peyser

Re: Teads B.V.

Request for Withdrawal of Registration Statement on Form F-1

CIK No. 0001856432

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Teads B.V. (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-257715), initially filed with the Securities and Exchange Commission (the “Commission”) on July 6, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its class A common shares at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel Richard Alsop of Shearman & Sterling LLP at (212) 848-7333.

Thank you for your assistance in this matter.

Very truly yours,

Teads B.V.

/s/ David Drahi /s/ Malo Corbin
Names:	David Drahi and Malo Corbin
Title:	President and Vice-President